FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 2, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE COMMISSIONING OF A NEW PRODUCTION LINE AT
MECHEL CAMPIA TURZII

Campia Turzii, Romania – July 2, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the commissioning of a new construction reinforcement production line at its Mechel Campia Turzii subsidiary in Campia Turzii, Romania.  The project follows the program of Mechel’s service and sales subsidiary, Mechel Service OOO, aimed at entering the market for custom made construction reinforcement.

Mechel Service OOO opened its branch, Mechel Service Europe OOO, in March 2008, in Romania, provides Mechel’s metal product sales in this region. In order to win high value added market niche a new production line manufacturing custom made reinforcing elements conforming to each customer’s specific needs was installed at one of Mechel’s  subsidiaries, Mechel Targoviste (The Company’s release of June, 4, 2008). In July 2008 a similar production line installation was completed at the Mechel Campia Turzii metallurgical plant. Mechel is thereby increasing output volume of products that meet the latest demands of its customers in the construction industry.

The new production line will release inserts (“joist webs”) used to manufacture apertures of doors and windows, bind reinforcement structures together, and strengthen bearing structures; as well as welded frames necessary to create bearing concrete columns and other construction frames. None of these custom made products will require additional processing prior to use.

The complex was supplied by Schnell, Italy. The production line’s projected capacity is 1,000 tonnes of shaped steel per month, with the potential for a significant increase in output. The project investment amounted to 1 million euros, or approximately USD $1.6 million.

“This project gives Mechel Service Europe OOO an opportunity to offer construction companies a supply of finished reinforcing elements throughout Romania,” Mechel Management OOO Chief Executive Officer Vladimir Polin commented.  “At the same time, by installing two similar production lines within 400 kilometers of each other, we will decrease logistics costs and will be able to arrange flexible and convenient delivery schedules for our customers. After the line commissioning at Mechel Campia Turzii our reinforcing materials production capacity will increase two-fold, reaching a capacity of 2,000 tonnes per month, strengthening our position in this growing market niche. This is especially important considering the rapid growth in the building materials market of Eastern Europe, which is tied to the general economic growth trend in this region.”

***

Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  July 2, 2008